September 6, 2016

Valvoline Inc.

Registration Statement on Form S-1

File No. 333-211720

Dear Mr. Slivka:

This letter relates to the Registration Statement on Form S-1 (File No. 333-211720) (the “Registration Statement”) of Valvoline Inc. (the “Company”). The Company hereby supplementally provides the following transaction size and price range information expected to be included in the Company’s preliminary prospectus (the “Preliminary Prospectus”) forming part of the Registration Statement which relates to the Company’s proposed initial public offering (the “Offering”) for review by the staff of the Securities and Exchange Commission (the “Staff”). The Company expects that the Preliminary Prospectus will include the following information:

•	an initial public offering price per share of the Company’s common stock (the “Shares”) of between $20.00 and $23.00 per Share,

•	an offering of 30,000,000 Shares (or 34,500,000 Shares if the underwriters’ option to purchase additional shares is exercised in full),

•	200,000,000 Shares to be outstanding following the Offering (or 204,500,000 Shares if the underwriters’ option to purchase additional shares is exercised in full) and

•	anticipated gross proceeds of $645,000,000 (net proceeds of $605,000,000), such proceeds to be used to repay indebtedness incurred in connection with the separation transactions described in the Preliminary Prospectus.

To assist the Staff in its review, the Company is supplementally providing the Staff with Exhibit A to this letter containing certain pages of the Registration Statement, revised to give effect to the information listed above. In response to the Staff’s comment contained in your letter dated September 2, 2016, relating to the Registration Statement, the Company is also including representative revised disclosure regarding the shares that will be offered under the directed share program.

The Company also expects to include information regarding new directors, corporate governance policy and the registration rights agreement in the Preliminary Prospectus, and is supplementally providing the Staff with Exhibit B to this letter containing certain pages of the Registration Statement revised to provide such updated disclosure.

Finally, the Company intends to include certain artwork on the inside front and inside rear cover pages to the Preliminary Prospectus, and the Company is supplementally providing the Staff with Exhibit C to this letter containing a copy of the proposed artwork.

The Company greatly appreciates the Staff’s willingness to accommodate the Company and respectfully requests that the Staff review Exhibit A, Exhibit B and Exhibit C in advance of the filing of Amendment No. 4 to the Registration Statement (including the Preliminary Prospectus) and the commencement of the Company’s IPO marketing “road show”, which is expected to occur on Monday, September 12, 2016.

Please contact me at (859) 815-3333, Julie M. O’Daniel of Valvoline at (859) 357-7777 or Andrew J. Pitts of Cravath, Swaine & Moore LLP at (212) 474-1620 with any questions or comments you may have regarding this letter or the Registration Statement.

Very truly yours,

Ashland Inc.

/s/ Peter J. Ganz
Peter J. Ganz
Senior Vice President, General Counsel and Secretary

Craig Slivka

Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Encl.

Copy w/encl. to:

Terence O’Brien

Tracie Mariner

David Korvin

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Julie M. O’Daniel

General Counsel

Valvoline Inc.

3499 Blazer Parkway

Lexington, KY 40509

Andrew J. Pitts

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

BY EDGAR; FEDEX

Exhibit A

As filed with the Securities and Exchange Commission on September 12, 2016

Registration No. 333-211720

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Valvoline Inc.

(Exact name of registrant as specified in its Charter)

Kentucky	2992	30-0939371
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3499 Blazer Parkway

Lexington, KY 40509

(859) 357-7777

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

Samuel J. Mitchell, Jr.

Chief Executive Officer

Valvoline Inc.

3499 Blazer Parkway

Lexington, KY 40509

(859) 357-7777

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Peter J. Ganz Senior Vice President, General Counsel and Secretary Ashland Inc. 50 E. RiverCenter Boulevard P.O. Box 391 Covington, KY 41012-0391 (859) 815-3333	Julie M. O’Daniel General Counsel Valvoline Inc. 3499 Blazer Parkway Lexington, KY 40509 (859) 357-7777	Susan Webster Thomas E. Dunn Andrew J. Pitts Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1000	Jonathan M. DeSantis Ilir Mujalovic Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022 (212) 848-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (check one)

Large Accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common stock, par value $0.01 per share	34,500,000	$23.00	$793,500,000	$79,905.45

(1)	Includes 4,500,000 shares of common stock which may be purchased pursuant to the underwriters’ overallotment option.
(2)	Estimated solely for the purposes of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933.
(3)	The registrant previously paid $10,070 of this amount in connection with its initial registration statement on May 31, 2016.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The Offering

Issuer	Valvoline Inc.

Common stock offered by us in this offering	30,000,000 shares (34,500,000 shares if the underwriters exercise their overallotment option in full)

Common stock to be held by Ashland immediately after this offering	170,000,000 shares

Common stock to be outstanding immediately after this offering	200,000,000 shares (204,500,000 shares if the underwriters exercise their overallotment option in full)

Underwriters’ option	We have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to 4,500,000 additional shares of common stock solely to cover over allotments.

Use of proceeds	We estimate that the net proceeds from this offering, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $605.0 million (or approximately $697.0 million if the underwriters’ overallotment option is exercised in full), assuming that the shares of our common stock to be sold in this offering are sold at $21.50 per share, the midpoint of the price range set forth on the cover page of this prospectus. Immediately prior to the closing of this offering, we expect to borrow approximately $875.0 million under our senior secured term loan and approximately $105.0 million under a new short-term loan facility and transfer the proceeds to Ashland. If we expect the net proceeds from this offering to exceed $605.0 million, we may incur additional short-term indebtedness under the short-term loan facility and also transfer the net proceeds thereof to Ashland. We expect to use the net proceeds of this offering to reduce our obligations under our senior secured term loan facility and the short-term loan facility so that, after giving effect to the application of the net proceeds of this offering, there is no more than approximately $375.0 million outstanding under our senior secured term loan facility and no borrowings outstanding under the short-term facility. We would retain and expect to use for general corporate purposes any additional proceeds to us from the exercise by the underwriters of their overallotment option. See “Use of Proceeds.”

Certain of the underwriters or their affiliates are lenders, or agents or managers for the lenders, under our senior secured term loan facility, and are expected to become lenders under our new short-term loan facility. To the extent an underwriter or one of its affiliates is a lender under our senior secured term loan facility and/or the short term loan facility, they will receive a portion of the proceeds from this offering. See “—Conflicts of interest”, “Use of Proceeds” and “Underwriting (Conflicts of Interest)”.

In addition, certain of the underwriters or their affiliates are lenders, or agents or managers for the lenders, under Ashland’s term loan facility (the “Ashland Term Loan”) and Ashland’s revolving credit facility (the

“Ashland Revolver,” and together with the Ashland Term Loan, the “Ashland Credit Facilities”), as governed by Ashland’s credit agreement dated as of June 23, 2015, as amended or otherwise modified from time to time. In particular, Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citibank, N.A., an affiliate of Citigroup Global Markets Inc., Deutsche Bank Trust Company Americas, an affiliate of Deutsche Bank Securities Inc., Goldman Sachs Bank USA, an affiliate of Goldman, Sachs & Co., J.P. Morgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, The Bank of Nova Scotia, an affiliate of Scotia Capital (USA) Inc., Mizuho Bank, Ltd., an affiliate of Mizuho Securities USA Inc., PNC Capital Markets LLC and its affiliate, PNC Bank, National Association, and SunTrust Bank, an affiliate of SunTrust Robinson Humphrey, Inc., are lenders and agents under the Ashland Credit Facilities and may receive proceeds as a result of repayment by Ashland of the Ashland Credit Facilities. Ashland has informed us that it currently expects to use any amounts from borrowings or other debt incurrences by us prior to the closing of this offering that are transferred by us to Ashland to repay borrowings under the Ashland Credit Facilities. See “Underwriting (Conflicts of Interest).”

Dividend policy	We expect to pay quarterly cash dividends to holders of our common stock beginning with the quarter ending December 31, 2016. The declaration and payment of dividends to holders of our common stock will be at the discretion of our board of directors in accordance with applicable law after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, cash flows, impact on our effective tax rate, indebtedness, legal requirements and other factors that our board of directors deems relevant. In addition, the instruments governing our indebtedness may limit our ability to pay dividends.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Conflicts of interest

As described in the “Use of Proceeds,” we expect to use a portion of the net proceeds from this offering to reduce our obligations under our senior secured term loan facility and the short-term loan facility. Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citibank N.A., an affiliate of Citigroup Global Markets Inc., Morgan Stanley Bank, N.A., an affiliate of Morgan Stanley & Co, LLC, Deutsche Bank AG New York Branch, an affiliate of Deutsche Bank Securities Inc., Goldman Sachs Bank USA, an affiliate of Goldman, Sachs & Co., J.P. Morgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, The Bank of Nova Scotia, an affiliate of Scotia Capital (USA) Inc., Mizuho Bank, Ltd., an affiliate of Mizuho Securities USA Inc., PNC Bank, National Association, an affiliate of PNC Capital Markets LLC and SunTrust Bank, an affiliate of SunTrust Robinson Humphrey, Inc., are lenders and agents under our senior secured term loan facility. Because Bank of America, N.A., Citibank N.A., Morgan Stanley Bank, N.A., Deutsche Bank AG New York Branch, Goldman Sachs Bank USA, J.P. Morgan Chase Bank, N.A., The Bank of Nova Scotia and PNC Bank, National Association are expected to receive 5% or more of the net proceeds of this offering, not including underwriting compensation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Morgan Stanley & Co, LLC, Deutsche Bank Securities Inc., Goldman, Sachs & Co., J.P. Morgan Securities LLC, Scotia Capital (USA) Inc. and PNC Capital Markets LLC as underwriters participating in this offering, are deemed to have a “conflict of interest” within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“Rule 5121”). Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121, which requires that a qualified independent underwriter (“QIU”) participate in the preparation of this prospectus and perform the usual standards of due diligence with respect thereto. BTIG, LLC has agreed to act as the QIU for this offering. BTIG, LLC will not receive any additional compensation for acting as the QIU. We have agreed to indemnify BTIG, LLC against certain liabilities incurred in connection with acting as a QIU, including liabilities under the Securities Act. In accordance with Rule 5121, none of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Morgan Stanley & Co, LLC, Deutsche Bank Securities Inc., Goldman, Sachs & Co., J.P. Morgan Securities LLC and Scotia Capital (USA) Inc. will confirm sales to discretionary accounts without the prior written approval of the customer.

Proposed NYSE symbol	We intend to apply for listing of our common stock on the NYSE under the symbol “VVV.”

Directed share program	At our request, the underwriters have reserved up to 5% of the common stock being offered by this prospectus for sale at the initial public offering price to our and Ashland’s respective directors and officers, certain of our and Ashland’s employees and VIOC franchise owners. Any shares purchased by our directors and officers in the directed share program will be subject to a 180-day lock-up period, and any shares purchased by other persons in the directed share program will be subject to a 90-day lock-up period. See “Underwriting (Conflicts of Interest).”

Unless otherwise indicated, the information presented in this prospectus:

•	gives effect to the transactions described under “Certain Relationships and Related Party Transactions—Relationship with Ashland—Separation Steps;”

•	assumes that the shares of our common stock to be sold in this offering are sold at $21.50 per share, the midpoint of the price range set forth on the cover page of this prospectus; and

•	assumes the underwriters will not exercise their overallotment option.

USE OF PROCEEDS

Based on our assumed initial public offering price of $21.50 per share (the midpoint of the price range set forth on the cover page of this prospectus), we estimate that the net proceeds we will receive from the sale of our common stock in this offering will be approximately $605.0 million (or approximately $697.0 million if the underwriters’ overallotment option is exercised in full), after deducting the underwriting discount and commissions and estimated offering expenses payable by us. Immediately prior to the closing of this offering, we expect to borrow approximately $875.0 million under our senior secured term loan and approximately $105.0 million under a new short-term loan facility and transfer the proceeds to Ashland. If we expect the net proceeds from this offering to exceed $605.0 million, we may incur additional short-term indebtedness under the short-term loan facility and also transfer the net proceeds thereof to Ashland. We expect to use the net proceeds of this offering to reduce our obligations under our senior secured term loan and the short-term facility so that, after giving effect to the application of the net proceeds of this offering, there is no more than approximately $375.0 million outstanding under the secured term loan facility and no borrowings outstanding under the short-term facility. We would retain and expect to use for general corporate purposes any additional proceeds to us from the exercise by the underwriters of their overallotment option.

Ashland has informed us that it currently expects to use any amounts from borrowings or other debt incurrences by us prior to the closing of this offering that are transferred by us to Ashland to repay borrowings under the Ashland Credit Facilities. Ashland has informed us that as of June 30, 2016, approximately $500 million and $1.05 billion of borrowings were outstanding under the Ashland Revolver and the Ashland Term Loan, respectively. Ashland has not made a final determination as to which facilities it will repay and it may elect to repay other facilities or different amounts of these facilities. Certain of the underwriters or their affiliates are lenders, or agents or managers for the lenders, under the Ashland Credit Facilities. In particular, Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citibank, N.A., an affiliate of Citigroup Global Markets Inc., Deutsche Bank Trust Company Americas, an affiliate of Deutsche Bank Securities Inc., Goldman Sachs Bank USA, an affiliate of Goldman, Sachs & Co., J.P. Morgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, The Bank of Nova Scotia, an affiliate of Scotia Capital (USA) Inc., Mizuho Bank, Ltd., an affiliate of Mizuho Securities USA Inc., PNC Capital Markets LLC and its affiliate, PNC Bank, National Association, and SunTrust Bank, an affiliate of SunTrust Robinson Humphrey, Inc., are lenders and agents under the Ashland Credit Facilities and may receive proceeds as a result of repayment by Ashland of the Ashland Credit Facilities. See “Underwriting (Conflicts of Interest).”

Certain of the underwriters or their affiliates are lenders, or agents or managers for the lenders, under our senior secured term loan facility and are expected to become lenders under our new short-term loan facility. In particular, Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citibank N.A., an affiliate of Citigroup Global Markets Inc., Morgan Stanley Bank, N.A., an affiliate of Morgan Stanley & Co, LLC, Deutsche Bank AG New York Branch, an affiliate of Deutsche Bank Securities Inc., Goldman Sachs Bank USA, an affiliate of Goldman, Sachs & Co., J.P. Morgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, The Bank of Nova Scotia, an affiliate of Scotia Capital (USA) Inc., Mizuho Bank, Ltd., an affiliate of Mizuho Securities USA Inc., PNC Bank, National Association, an affiliate of PNC Capital Markets LLC and SunTrust Bank, an affiliate of SunTrust Robinson Humphrey, Inc. are lenders and agents under our senior secured term loan facility. We expect to use the net proceeds of this offering to reduce our obligations under our senior secured term loan facility and the short term loan facility. To the extent an underwriter or one of its affiliates is a lender under our senior secured term loan facility, they will receive a portion of the proceeds from this offering. See “Underwriting (Conflicts of Interest)” for additional information.

A $1.00 increase (decrease) in the assumed initial public offering price of $21.50 per share would increase (decrease) the net proceeds to us from this offering by approximately $30.0 million, assuming the expected number of shares to be sold by us in this offering remains the same and after deducting the underwriting discount and commissions and estimated offering expenses payable by us. If the underwriters exercise their overallotment option in full, we estimate our net proceeds will be approximately $697.0 million. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the net proceeds to us by approximately $20.0 million, assuming that the assumed initial public offering price of $21.50 per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the underwriting discount and commissions and estimated offering expenses payable by us.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2016 on an actual basis and on a pro forma basis to reflect the transactions described in “Unaudited Pro Forma Condensed Combined Financial Statements.”

The information below is not necessarily indicative of what our cash and cash equivalents and capitalization would have been had the separation and contribution transactions been completed as of June 30, 2016. In addition, it is not indicative of our future cash and cash equivalents and capitalization. This table is derived from, and is qualified in its entirety by reference to, our historical and pro forma financial statements and the notes thereto included elsewhere in this prospectus, and should be read in conjunction with “Selected Combined Financial Data,” “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and notes thereto included elsewhere in this prospectus.

	As of June 30, 2016
	Actual	Pro forma(1)
	(Unaudited)
(Dollars in millions, except per share data)
Cash and cash equivalents(2)	$—	$50.0

Debt:
Long-term debt (including current portion and debt issuance costs)	—	$740.0

Total debt	—	$740.0

Equity:
Ashland’s net investment	$804.0	$—
Common stock, $0.01 par value (3,000,000,000 shares authorized and 200,000,000 shares issued and outstanding on a pro forma basis)(3)	—	2.0
Accumulated other comprehensive income (loss)	(64.0)	(14.0)
Additional paid-in capital	—	(622.0)

Total equity (deficit)	$740.0	$(634.0)

Total capitalization	$740.0	$106.0

(1)	Immediately prior to the closing of this offering we expect to borrow approximately $875.0 million under our senior secured term loan and approximately $105.0 million under our new short-term loan facility and transfer the proceeds to Ashland. If we expect the net proceeds from this offering to exceed $605.0 million, we may incur additional short-term indebtedness under the short-term loan facility and also transfer the net proceeds thereof to Ashland. We expect to repay any such indebtedness in full with the net proceeds of this offering. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price, the actual number of shares sold and other terms of this offering determined at pricing.
(2)	Ashland uses a centralized approach to cash management. Accordingly, cash and cash equivalents are held by Ashland at the corporate level and were not attributed to Valvoline for the period presented. Transfers of cash, both to and from Ashland’s centralized cash management system, are reflected as a component of Ashland’s net investment in Valvoline on the Combined Balance Sheet and as a financing activity within the accompanying Combined Statement of Cash Flows.
(3)	The number of shares of common stock issued and outstanding on a pro forma basis assumes the underwriters do not exercise their overallotment option.

DILUTION

Investors purchasing our common stock in this offering will experience immediate and substantial dilution in the pro forma net tangible book value of their shares of common stock. Dilution in pro forma net tangible book value represents the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Pro forma net tangible book value represents our total tangible assets (total assets less intangible assets) less total liabilities, divided by the pro forma number of outstanding shares of common stock. As of June 30, 2016, before giving effect to the sale and issuance of 30,000,000 shares of our common stock, our pro forma net tangible book deficit was $(1,392.7) million, or $(8.19) per share. After giving effect to the sale and issuance of 30,000,000 shares of our common stock in this offering at an assumed initial public offering price of $21.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book deficit as of June 30, 2016 would have been approximately $(892.7) million, or $(4.46) per share. This represents an immediate increase in pro forma as adjusted net tangible book deficit of $3.73 per share to our existing shareholder, Ashland, and an immediate dilution of $25.96 per share to new investors participating in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial price to public per share		$21.50
Pro forma net tangible book deficit per share as of June 30, 2016(1)	$(8.19)
Increase per share attributable to new investors(2)	$3.73

Pro forma as adjusted net tangible book deficit per share after this offering(3)		(4.46)

Dilution per share to new investors		$25.96

(1)	Determined by dividing the net tangible book value of the contributed tangible assets (total assets less intangible assets) less total liabilities by the total number of common shares (170,000,000 common shares) to be issued to Ashland for its contribution of assets and liabilities to us in connection with the separation.
(2)	Represents the difference between pro forma as adjusted net tangible book value per share after this offering and pro forma net tangible book value per share as of June 30, 2016.
(3)	Determined by dividing (i) pro forma as adjusted net tangible book value, which is our pro forma net tangible book value plus the cash proceeds of this offering at an assumed initial public offering price of $21.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and commissions and estimated offering expenses payable by us, by (ii) the total number of our common shares to be outstanding following this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $21.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, would not impact our pro forma net tangible book deficit or our pro forma as adjusted net tangible book deficit (based on the assumption that any additional proceeds resulting from an increase in the assumed initial public offering price of $21.50 per share would be used to reduce an equivalent amount of our short-term indebtedness and therefore has no impact on pro forma net tangible book deficit or pro forma as adjusted net tangible book deficit). However, a $1.00 increase (decrease) in the assumed initial public offering price of $21.50 per share would increase (decrease) dilution per share to investors participating in this offering by $1.00 per share.

If the underwriters exercise their overallotment option in full, the pro forma as adjusted net tangible book deficit per share after this offering would be $(3.92) per share, the incremental increase in the pro forma net tangible book value per share to our existing shareholder, Ashland, would be $4.27 per share and the pro forma dilution to new investors participating in this offering would be $25.42 per share.

The following table summarizes, on the pro forma as adjusted basis described above as of June 30, 2016, the differences between the number of shares of common stock purchased from us, the total consideration and the price per share paid by our existing shareholder, Ashland, and by investors participating in this offering at an assumed initial public offering price of $21.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting the underwriting discount and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration (in millions)		Weighted- Average Price Per Share
	Number		Percent	Amount	Percent
Ashland	170,000,000	(1)	85%	$—	—%	$—
Investors participating in this offering	30,000,000		15%	645.0	100.0%	21.50

Total	200,000,000		100.0%	$645.0	100.0%	$3.23

(1)	Represents the total number of common shares to be issued to Ashland for its contribution of assets and liabilities to us.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial statements consist of the unaudited pro forma condensed combined statements of operations for the nine months ended June 30, 2016 and for the year ended September 30, 2015, and the unaudited pro forma condensed combined balance sheet as of June 30, 2016. The unaudited pro forma condensed combined financial statements have been derived by application of pro forma adjustments to our historical combined financial statements included elsewhere in this prospectus.

The unaudited pro forma condensed combined balance sheet reflects the separation as if it occurred on June 30, 2016, while the unaudited pro forma condensed combined statements of operations give effect to the separation as if it occurred on October 1, 2014, the beginning of the earliest period presented. The pro forma adjustments, described in the related notes, are based on currently available information and certain assumptions that management believes are reasonable. Excluded from the pro forma adjustments are items that are non-recurring in nature or are not material.

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred had the separation from Ashland been completed on June 30, 2016 for the unaudited pro forma condensed combined balance sheet or on October 1, 2014 for the unaudited pro forma condensed combined statements of operations. The unaudited pro forma condensed combined financial statements should not be relied on as indicative of the historical operating results that we would have achieved or any future operating results or financial position that we will achieve after the completion of this offering.

In addition, the preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are preliminary and have been made solely for purposes of developing these unaudited pro forma condensed combined financial statements. Actual results could differ, perhaps materially, from these estimates and assumptions.

The unaudited pro forma condensed combined financial statements reflect the impact of certain transactions, which comprise the following:

•	the recapitalization, the contribution and the separation;

•	the receipt of approximately $605.0 million in net proceeds from the sale of shares of our common stock in this offering at an assumed initial offering price of $21.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and commissions and estimated offering expenses payable by us, and the use of approximately $605.0 million of these proceeds to repay indebtedness;

•	the indebtedness incurred in the related financing transactions; and

•	other adjustments described in the notes to the unaudited pro forma condensed combined financial statements.

We have operated as a business segment of Ashland since 1950. As a result, Ashland provides certain corporate services to us, and costs associated with these functions have been allocated to us. These allocations include costs related to corporate services, such as executive management, supply chain, information technology, legal, finance and accounting, investor relations, human resources, risk management, tax, treasury, and other services, as well as stock-based compensation expense attributable to our employees and an allocation of stock-based compensation attributable to employees of Ashland. The costs of such services have been allocated to us based on the most relevant allocation method to the service provided, primarily based on relative percentage of total sales, relative percentage of headcount or specific identification. The total amount of these allocations from

Ashland was approximately $60.2 million in the nine months ended June 30, 2016 and approximately $79.5 million in the year ended September 30, 2015. These cost allocations are primarily reflected within corporate expense allocation in the combined statements of operations and comprehensive income. Management believes the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods presented. Following the completion of this offering, we expect Ashland to continue to provide some services related to these functions on a transitional basis for a fee. These services will be provided under the transitional services agreement described in “Certain Relationships and Related Party Transactions—Relationship with Ashland.” Upon completion of this offering, we will assume responsibility for all our standalone public company costs, including the costs of corporate services currently provided by Ashland. The unaudited pro forma condensed combined financial statements do not include such public company costs, which we currently estimate to be approximately $20.0 million during our first fiscal year as a standalone public company.

The following unaudited pro forma condensed combined financial statements and the related notes should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the interim and annual combined financial statements and the related notes included elsewhere in this prospectus.

Valvoline

Unaudited Pro Forma Condensed Combined Statement of Operations

Nine Months Ended June 30, 2016

(In millions except per share data)

	Valvoline Historical	Adjustments			Valvoline Pro Forma
Sales	$1,435.2	$—			$1,435.2
Cost of sales	867.8	—			867.8

Gross profit	567.4	—			567.4
Selling, general and administrative expenses	210.6	1.0	(A	)	211.6
		(60.0)	(B	)
		0.8	(C	)
		59.2	(D	)
Corporate expense allocation	60.2	(1.0)	(A	)	—
		(59.2)	(D	)
Equity and other income	16.2	—			16.2

Operating income	312.8	59.2			372.0
Net interest and other financing expense	—	25.0	(E	)	25.0
Net loss on acquisition	(0.6)	—			(0.6)

Income before income taxes	312.2	34.2			346.4
Income tax expense	104.5	13.0	(F	)	117.5

Net income	$207.7	$21.2			$228.9

Earnings per Share, Basic and Diluted
Basic	N/A				$1.14	(G)
Diluted	N/A				$1.14	(G)

Weighted Average Shares Outstanding
Basic	N/A				200,000,000	(G)
Diluted	N/A				200,000,000	(G)

See notes to unaudited pro forma condensed combined financial statements.

Valvoline

Unaudited Pro Forma Condensed Combined Statement of Operations

Year Ended September 30, 2015

(In millions except per share data)

	Valvoline Historical	Adjustments			Valvoline Pro Forma
Sales	$1,966.9	$—			$1,966.9
Cost of sales	1,281.8	—			1,281.8

Gross profit	685.1	—			685.1

Selling, general and administrative expenses	290.8	(25.0)	(A	)	529.3
		185.0	(B	)
		1.0	(C	)
		77.5	(D	)
Corporate expense allocation	79.5	(2.0)	(A	)	—
		(77.5)	(D	)
Equity and other income	8.3	—			8.3

Operating income	323.1	(159.0)			164.1
Net interest and other financing expense	—	30.0	(E	)	30.0
Net loss on divestiture	(26.3)	—			(26.3)

Income before income taxes	296.8	(189.0)			107.8
Income tax expense	100.7	(74.0)	(F	)	26.7

Net income	$196.1	$(115.0)			$81.1

Earnings per Share, Basic and Diluted
Basic	N/A				$0.41	(G)
Diluted	N/A				$0.41	(G)

Weighted Average Shares Outstanding
Basic	N/A				200,000,000	(G)
Diluted	N/A				200,000,000	(G)

See notes to unaudited pro forma condensed combined financial statements.

Valvoline

Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2016

(In millions)

	Valvoline Historical	Adjustments		Valvoline Pro Forma
Assets
Current assets
Cash and cash equivalents	$—	$50.0	(H)	$50.0
		(605.0	)(I)
		605.0	(K)
Accounts receivable	338.3	2.0	(J)	340.3
Inventories	136.4	—		136.4
Other assets	21.6	5.0	(J)	26.6

Total current assets	496.3	57.0		553.3

Noncurrent assets
Property, plant and equipment, net	280.1	4.0	(J)	284.1
Goodwill	255.4	—		255.4
Intangibles	3.3	—		3.3
Equity method investments	29.5	—		29.5
Other assets	53.4	370.0	(B)	508.4
		10.0	(F)
		5.0	(I)
		70.0	(J)

Total noncurrent assets	621.7	459.0		1,080.7

Total assets	$1,118.0	$516.0		$1,634.0

Liabilities and stockholders’ equity
Current liabilities
Short-term debt	$—	$105.0	(I)	$—
		(105.0	)(I)
Current portion of long-term debt	—	45.0	(I)	20.0
		(25.0	)(I)
Trade and other payables	145.0	25.0	(J)	170.0
Accrued expenses and other liabilities	150.3	35.0	(B)	285.3
		85.0	(F)
		15.0	(J)

Total current liabilities	295.3	180.0		475.3

Noncurrent liabilities
Long-term debt (less current portion)	—	1,195.0	(I)	720.0
		(475.0	)(I)
Employee benefit obligations	11.3	910.0	(B)	921.3
Deferred income taxes	23.8	—		23.8
Other liabilities	47.6	55.0	(F)	127.6
		25.0	(J)

Total noncurrent liabilities	82.7	1,710.0		1,792.7

Stockholders’ equity (deficit):
Common stock	—	2.0	(K)(iv)	2.0
Additional paid-in capital	—	603.0	(K)(iii)	(622.0)
		(1,225.0	)(K)(i)
Invested equity attributable to Ashland Inc.	804.0	(2,029.0	)(K)(ii)	—
		1,225.0	(K)(i)
Accumulated other comprehensive income (loss)	(64.0)	50.0	(B)	(14.0)

Total stockholders’ equity (deficit)	740.0	(1,374.0)		(634.0)

Total liabilities and stockholders’ equity	$1,118.0	$516.0		$1,634.0

See notes to unaudited pro forma condensed combined financial statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

(A) Costs from allocated pension and other postretirement plans

We have accounted for our participation in the Ashland sponsored pension and other postretirement plans (i.e., the single-employer plans) as a participation in a multi-employer plan in the historical carve-out financial statements. Under this method of accounting, we recognized our allocated portion of net periodic benefit costs within the historical carve-out financial statements. This adjustment represents the elimination of expenses associated with allocated pension and other postretirement plans included in selling, general and administrative expenses and corporate expense allocation within the historical combined financial statements as a result of the multi-employer approach for carve-out financial statements. Under the multi-employer approach, expense for these plans was allocated based primarily on our participation in the plans.

For the year ended September 30, 2015, the reduction in expense totaled $27.0 million, comprised of $25.0 million within selling, general and administrative expenses and $2.0 million within corporate expense allocation. The adjustment for the nine months ended June 30, 2016 represents an increase in expense of $1.0 million within selling, general and administrative expenses and a reduction in expense of $1.0 million within corporate expense allocation. As explained in Note B below, certain pension and other postretirement plans will be transferred to us that were not historically identified as stand-alone Valvoline benefit plans. The costs associated with these plans are included as an adjustment to the pro forma condensed combined financial statements described in Note B.

(B) Pension and other postretirement plans transferred to Valvoline

Reflects the addition of net pension and other postretirement plan liabilities and expense or income that will be transferred to us by Ashland as part of the Separation and that were not historically considered stand-alone Valvoline benefit plans. We have accounted for our participation in the Ashland sponsored pension and other postretirement plans (i.e., the single-employer plans) as a participation in a multi-employer plan in the historical carve-out financial statements as noted in Note A above. Under this method of accounting, the net unfunded liabilities were not included within the combined balance sheet and only an allocated portion of their costs were included within the combined statements of operations, as further described in the Notes to Combined Financial Statements and consistent with the accounting for our participation in a multi-employer plan in the historical carve-out financial statements. Plans transferred to us by Ashland include a substantial portion of Ashland’s largest U.S. qualified pension plan and non-qualified U.S. pension plans.

The balance sheet adjustments for these transferring plans include a $35.0 million adjustment to accrued expense and other liabilities, a $910.0 million adjustment to employee benefit obligations, a $50.0 million adjustment, net of tax of $30.0 million, to accumulated other comprehensive income (loss) and $370.0 million of related deferred tax assets as of June 30, 2016. This adjustment includes the net unfunded liabilities to be transferred to us as a result of the separation that were excluded from our historical combined balance sheet, which has been presented using the multi-employer approach.

The expense adjustment related to these transferring plans was $185.0 million, which includes a $211.0 million loss related to actuarial remeasurements, for the year ended September 30, 2015 and income of $60.0 million for the nine months ended June 30, 2016 and reflects all of the service cost, interest cost, expected return on plan assets, amortization of prior service credit and remeasurement gains and losses, including actuarial gains and losses, associated with these transferring plans. No adjustment to cost of sales was made as cost of sales within the historical carve-out financial statements included an allocation of pension and other postretirement benefit costs associated with manufacturing employees.

(C) Executive performance incentive and retention program

Certain executives were granted performance-based restricted shares of Ashland in October 2015 in order to provide an incentive to remain employed with us in the period after the separation. The expense associated with these awards is not recognized until the spin-off occurs and will be recognized ratably over the vesting period, which is generally three years. The unaudited pro forma condensed combined statement of operations reflects the assumption that the spin-off occurred on October 1, 2014 and that the median amount of potential shares to be awarded will be earned and expensed over the service period. Therefore our estimate of the fair value of the awards resulted in expense of $1.0 million for the year ended September 30, 2015 and $0.8 million for the nine months ended June 30, 2016, respectively.

(D) Corporate expense allocation

Represents the reclassification of our corporate expense allocations to selling, general and administrative expense.

(E) Interest expense

The unaudited pro forma condensed combined statements of operations reflect an annual adjustment of $30.0 million for the expected interest expense and the amortization of new deferred financing costs on our new indebtedness to be incurred and remain outstanding following the separation, which consists of $375.0 million of borrowings under our five-year senior secured term loan facility and $375.0 million aggregate principal amount of our 5.500% senior unsecured notes due 2024, as further described in Note I below. Pro forma interest expense (i) reflects an adjustment of $27.0 million in annual interest expense based on the estimated weighted average annual interest rate of 3.75% on our new indebtedness to be incurred and remain outstanding in conjunction with the separation, and (ii) reflects annual amortization expense of $3.0 million on the approximately $15.0 million of deferred debt issuance costs associated with our new indebtedness, utilizing a weighted average maturity of 6.5 years. A 0.25% increase or decrease in the annual interest rate on the weighted average annual interest rate would increase or decrease pro forma interest expense by $2.0 million annually.

The following table reflects the adjustments in the unaudited pro forma condensed combined statements of operations to reflect the impact of the adjustments to interest expense.

(Dollars in millions)	Year ended September 30, 2015	Nine months ended June 30, 2016
Interest expense	$27.0	$23.0
Amortization of deferred debt issuance costs	3.0	2.0

Pro forma adjustment to interest expense	$30.0	$25.0

(F) Resulting tax effects

Reflects the tax effects of the pro forma adjustments at the applicable tax rates, and adjustments related to the Tax Matters Agreement, or stand alone effects within the respective jurisdictions. The applicable tax rates could be different (either higher or lower) depending on activities subsequent to the separation.

(G) Pro forma earnings per share / weighted-average shares outstanding

The weighted-average number of shares used to compute pro forma basic and diluted earnings per share for the nine months ended June 30, 2016 and the year ended September 30, 2015 is 200,000,000, which represents the number of shares we expect to be outstanding after giving effect to this offering.

(H) Cash and cash equivalents

Represents $50.0 million of cash that Ashland will transfer to us once the Separation occurs. Historically, cash and cash equivalents were held at the Ashland level utilizing Ashland’s centralized approach to cash management.

(I) New debt financing

The unaudited pro forma condensed combined balance sheet reflects the following transactions as if they occurred on June 30, 2016:

•	borrowings under our five-year senior secured term loan facility in an aggregate principal amount of $875.0 million (the net proceeds of which will be transferred to Ashland through intercompany transfers) and are assumed to bear interest at LIBOR plus 1.75% per annum based on the executed credit agreement;

•	the issuance of our 5.500% senior unsecured notes due 2024 in an aggregate principal amount of $375.0 million (the net proceeds of which have been transferred to Ashland through intercompany transfers);

•	our entering into a senior secured revolving credit facility with a borrowing capacity of $450.0 million and a trade receivable securitization facility with an expected borrowing capacity of approximately $150.0 million;

•	the incurrence of short-term borrowings of $105.0 million (the net proceeds of which will be transferred to Ashland through intercompany transfers); and

•	the application of $605.0 million of net proceeds of this offering to repay all of the $105.0 million of short-term indebtedness and $500.0 million (which includes $25.0 million within the current portion of long-term debt) of the senior secured term loan facility incurred prior to the completion of this offering, resulting in total debt outstanding after giving effect to the foregoing of $750.0 million, consisting of $375.0 million of borrowings under our five-year senior secured term loan and $375.0 million of our 5.500% senior unsecured notes due 2024.

The senior secured revolving credit facility and trade receivable securitization facility are assumed not to have been drawn on as of June 30, 2016. The adjustment to long-term debt also reflects the capitalization of approximately $10.0 million of new deferred debt issuance costs that we incurred or will incur in connection with the related financing transactions. In addition, $5.0 million of new deferred debt issuance costs related to the senior secured revolving credit facility have been reflected as an adjustment to other noncurrent assets. These costs will be deferred and recognized over the terms of the respective debt agreements.

(J) Legacy assets and liabilities

Represents certain Ashland legacy assets and liabilities that are expected to be transferred to us as a result of the Separation. The assets to be transferred principally relate to deferred compensation and tax attributes and the liabilities to be transferred primarily consist of deferred compensation, certain Ashland legacy business insurance reserves and certain trade payables. These legacy assets and liabilities include a $2.0 million adjustment to accounts receivable, a $5.0 million adjustment to other current assets, a $4.0 million adjustment to property, plant and equipment, net, a $70.0 million adjustment to other noncurrent assets, a $25.0 million adjustment to trade and other payables, a $15.0 million adjustment to accrued expenses and other liabilities and a $25.0 million adjustment to other noncurrent liabilities.

(K) Offering adjustments

Represents (i) the reclassification of Ashland’s net investment in us, which will be reclassified into additional paid-in capital, (ii) the balancing entry to reflect the effect of the other pro forma adjustments, (iii) the receipt of approximately $605.0 million in net proceeds, after deducting the underwriters’ discount and offering expenses payable by us, associated with the sale of 30,000,000 shares of common stock in this offering at the assumed initial public offering price of $21.50 per share (the midpoint of the price range set forth on the cover page of this prospectus) and (iv) the required balancing entry to reflect the par value of our outstanding common stock.

The following reflects the adjustments in our unaudited pro forma condensed combined balance sheet to reflect the impact of the receipt and usage of the net proceeds from this offering on short-term and long-term debt, Ashland’s net investment, common stock and additional paid-in capital:

	As of June 30, 2016
(Dollars in millions)	Proceeds from initial public offering/ Use of proceeds	Conversion of Ashland’s net investment to additional paid-in capital(a)	Total adjustments for this offering and use of proceeds
Short-term debt	(105.0)	—	(105.0)
Long-term debt (includes current portion)	(500.0)	—	(500.0)
Invested equity attributable to Ashland Inc.	—	1,225.0	1,225.0
Common stock	2.0	—	2.0
Additional paid-in-capital	603.0	(1,225.0)	(622.0)

(a)	Excludes the impact of pro forma adjustments (B), (F), (H), (J) and (I), related to the portion attributable to the issuance of debt, as these do not impact additional paid-in-capital.

Exhibit B

Julie M. O’Daniel has served as Lead Commercial Counsel of Valvoline since April 2014. Ms. O’Daniel previously served as Litigation Counsel of Valvoline from July 2007 to April 2014. In September, 2016, Ms. O’Daniel was appointed as our General Counsel and Corporate Secretary.

Anthony R. Puckett has served as President of Valvoline Instant Oil Change since August 2007. Immediately prior to the completion of this offering, Mr. Puckett will be appointed as President, Quick Lubes.

Board of Directors

The following table sets forth the ages, as of June 30, 2016, and names of the individuals who are expected to serve as our directors immediately prior to the completion of this offering.

Name	Age	Position(s)
William A. Wulfsohn	54	Non-Executive Chairman and Director
Samuel J. Mitchell, Jr.	55	Chief Executive Officer and Director
Mary J. Twinem	55	Director
Richard J. Freeland	59	Director
Stephen F. Kirk	67	Director
Vada O. Manager	54	Director
Stephen E. Macadam	56	Director
Charles M. Sonsteby	63	Director

William A. Wulfsohn has served as a director and Non-Executive Chairman of Valvoline since May, 2016 and September 2016, respectively. Mr. Wulfsohn has also served as Chairman and Chief Executive Officer of Ashland since January, 2015. Prior to joining Ashland, Mr. Wulfsohn served as President and Chief Executive Officer of Carpenter Technology Corp., a manufacturer of stainless steel, titanium, and other specialty metals and engineered products, from July 2010 to December 2014. Mr. Wulfsohn also served as a director for Carpenter Technology Corp. from April 2009 to December 2014.

As the Chairman and Chief Executive Officer of Ashland, Mr. Wulfsohn’s experience and knowledge in the areas of finance, accounting, business operations, management, manufacturing, safety, risk oversight and corporate governance provide him with the qualifications and skills to serve as a director on our board of directors. He also brings significant experience gained from service on the board of directors of other companies.

Immediately prior to the completion of this offering, Mary J. Twinem will be appointed to our board of directors. Ms. Twinem served as Executive Vice President and Chief Financial Officer of Buffalo Wild Wings, Inc., a restaurant operations and franchising company, from July 1996 to February 2016. Ms. Twinem has over 30 years of experience in accounting, financial reporting and income tax preparation. As the former Chief Financial Officer of Buffalo Wild Wings, Inc., Ms. Twinem’s experience and knowledge in the areas of financial reporting, financial planning and analysis, investor relations and supply chain provide her with the qualifications and skills to serve as a director on our board of directors.

Immediately prior to the completion of this offering, Richard J. Freeland will be appointed to our board of directors. Mr. Freeland has served as the President and Chief Operating Officer of Cummins Inc., a diesel engine and components manufacturer, since July 2014. Mr. Freeland previously served as Vice President and President of the Engine Business of Cummins Inc. from 2010 until 2014 and served in various other roles since joining Cummins Inc. in 1979. Mr. Freeland also served as a director for Sauer-Danfoss, Inc. from 2010 to April 2013. As the President and Chief Operating Officer of Cummins Inc., Mr. Freeland’s experience and knowledge in the areas of product development, manufacturing, marketing and sales provide him with the qualifications and skills to serve as a director on our board of directors. He also brings significant experience gained from service on the board of directors of Sauer-Danfoss.

Immediately prior to the completion of this offering, Stephen F. Kirk will be appointed to our board of directors. Mr. Kirk has also served as a director of Ashland since 2013. Mr. Kirk served as Senior Vice President and Chief Operating Officer of The Lubrizol Corporation, a specialty chemicals company, from September 2008 to December 2011. Mr. Kirk also served as a director of Robbins & Myers, Inc. from 2006 to 2013. As the former Senior Vice President and Chief Operating Officer of The Lubrizol Corporation, Mr. Kirk’s experience and knowledge in the areas of operations and corporate leadership provide him with the qualifications and skills to serve as a director on our board of directors. He also brings significant experience gained from service on the board of directors of other companies.

Immediately prior to the completion of this offering, Vada O. Manager will be appointed to our board of directors. Mr. Manager has also served as a director of Ashland since 2008. Mr. Manager has served as the President and Chief Executive Officer of Manager Global Consulting Group, a consulting firm, since 2009. Mr. Manager has also served as Senior Counselor to APCO Worldwide, a global public affairs and strategic communication consultancy, since 2010. As the President and Chief Executive Officer of Manager Global Consulting Group and as Senior Counselor to APCO Worldwide, Mr. Manager’s experience and knowledge in the areas of strategic communication and global management consulting provide him with the qualifications and skills to serve as a director on our board of directors. He also brings significant experience gained from service on the board of directors of Ashland.

Immediately prior to the completion of this offering, Stephen E. Macadam will be appointed to our board of directors. Mr. Macadam has served as President and Chief Executive Officer of EnPro Industries, Inc., a manufacturing company, since April 2008. Mr. Macadam served as a director for Axiall Corporation, a chemicals manufacturer, from 2010 to 2014. Mr. Macadam also served as a director for BlueLinx Inc., a building products wholesaler, from 2004 to 2008. As the President and Chief Executive Officer of EnPro Industries, Inc., Mr. Macadam’s experience and knowledge in the areas of corporate governance, industrial products manufacturing, product distribution and procurement provide him with the qualifications and skills to serve as a director on our board of directors. He also brings significant experience gained from service on the board of directors of other companies.

Immediately prior to the completion of this offering, Charles M. Sonsteby will be appointed to our board of directors. Mr. Sonsteby has served as Vice Chairman of The Michaels Companies, an arts and crafts retail chain, since March 2016 and previously served as Chief Financial Officer and Chief Administrative Officer of The Michaels Companies from October 2010 to August 2016. Mr. Sonsteby also served as Chief Financial Officer of Brinker International, a hospitality industry company, from 2001 until October 2010. Mr. Sonsteby has also served as a director and Chairman of the board of directors of Darden Restaurants, a restaurant operator, since September 2014. As the Vice Chairman and former Chief Financial Officer and Chief Administrative Officer of The Michaels Companies, Mr. Sonsteby’s experience and knowledge in the areas of finance, accounting, tax, treasury and investor relations provide him with the qualifications and skills to serve as a director on our board of directors. He also brings significant experience gained from service on the board of directors of Darden Restaurants.

Composition of the Board of Directors

Our board of directors will consist of eight members, six of whom qualify as “independent” under NYSE rules. One of our directors, William A Wulfsohn, is the Chairman and Chief Executive Officer of Ashland, and two others who will be appointed as directors, Stephen E. Kirk and Vada O. Manager, are also independent directors of Ashland.

Our directors will be elected at each annual meeting of shareholders and will hold office until the next annual meeting of shareholders and until each of their successors has been duly elected and qualified. The vote required for any election of directors, other than in a contested election of directors, will be the affirmative vote of a majority of the votes cast with respect to a director nominee. In any contested election of directors, the persons receiving the greatest number of votes cast, up to the number of directors to be elected in such election, will be deemed elected. Our amended and restated by-laws will provide that the authorized number of directors may only be changed by a resolution adopted by a majority of our board of directors; provided, however, that a shareholder vote will be required to increase or decrease the number of directors by more than 30% from the number of directors last fixed by the shareholders.

Status as a “Controlled Company” under NYSE Listing Standards

We have applied to list our common stock on the NYSE. Because Ashland controls a majority of our outstanding voting power, we are a “controlled company” under the NYSE corporate governance rules. As a controlled company, we will be eligible for exemptions from some of the requirements of these rules, including:

•	the requirement that a majority of our board of directors consist of independent directors;

•	the requirement that our governance and nominating committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that our compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of our nominating and governance and compensation committees.

Consistent with these exemptions, upon listing with the NYSE we do not intend to have (i) a majority of independent directors on our board of directors; (ii) a fully independent compensation committee; or (iii) a fully independent nominating and governance committee.

Committees of the Board of Directors

The standing committees of our board of directors are as described below.

Audit Committee

The Audit Committee will initially be composed of Charles M. Sonsteby, Vada O. Manager and Mary J. Twinem. The Audit Committee will perform the duties set forth in its written charter, which will be available at our website upon consummation of this offering. The primary responsibilities of the Audit Committee will include:

•	overseeing management’s establishment and maintenance of adequate systems of internal accounting and financial controls;

•	reviewing the effectiveness of our legal and regulatory compliance programs;

•	overseeing our financial reporting process, including the filing of financial reports; and

•	selecting independent auditors, evaluating their independence and performance and approving audit fees and services performed by them.

The Audit Committee will be comprised of three directors, all of whom will be “independent” under the listing standards of the NYSE, and meet the requirements of Rule 10A-3 under the Exchange Act. Within one year following completion of this offering, our audit committee will include at least three directors, each of whom will be independent under the NYSE corporate governance rules and Exchange Act Rule 10A-3. The Audit Committee will be comprised of at least one “financial expert” as prescribed under the Exchange Act. We intend to appoint these directors to serve on our board of directors and the Audit Committee immediately prior to the completion of this offering.

Compensation Committee

The Compensation Committee will initially be composed of Stephen F. Kirk, Richard J. Freeland, Stephen E. Macadam, Vada O. Manager, Charles M. Sonsteby and Mary J. Twinem. The Compensation

Committee will perform the duties set forth in its written charter, which will be available at our website upon consummation of this offering. The primary responsibilities of the Compensation Committee will include:

•	ensuring our executive compensation programs are appropriately competitive, support organizational objectives and shareholder interests and emphasize pay for performance linkage;

•	evaluating and approving compensation and setting performance criteria for compensation programs for our chief executive officer and other executive officers; and

•	overseeing the implementation and administration of our compensation plans.

As a “controlled company,” we will not be required to have a compensation committee comprised entirely of independent directors.

Governance and Nominating Committee

The Governance and Nominating Committee will initially be composed of Vada O. Manager, Richard J. Freeland, Stephen F. Kirk, Stephen E. Macadam, Charles M. Sonsteby and Mary J. Twinem. The Governance and Nominating Committee will perform the duties set forth in its written charter, which will be available at our website upon consummation of this offering. The primary responsibilities of the Governance and Nominating Committee will include:

•	recommending nominees for our board of directors and its committees;

•	recommending the size and composition of our board of directors and its committees;

•	reviewing our corporate governance guidelines, corporate charters and proposed amendments to our articles of incorporation and by-laws; and

•	reviewing and making recommendations to address shareholder proposals.

As a “controlled company,” we will not be required to have a governance and nominating committee comprised entirely of independent directors.

Director Compensation

We are currently developing a compensation program for members of our board of directors other than those who are employed by Ashland or us.

Corporate Governance Principles

We are committed to adhering to sound corporate governance practices. We have adopted Corporate Governance Guidelines, which include our Related Party Transactions Policy. These guidelines provide the framework for the board of directors’ governance of Valvoline and include a general description of the board of directors’ purpose, director qualification standards and responsibilities. The Corporate Governance Guidelines require that two-thirds of our directors be independent, as defined by our Corporate Governance Guidelines, NYSE rules and other applicable laws and regulations. Our Related Party Transaction Policy requires our directors and executive officers to identify annually and on an as needed basis potential transactions with related persons or their firms that meet certain criteria set forth in our Related Party Transaction Policy.

We also require compliance with our code of business conduct entitled “Global Standards of Business Conduct,” which applies to all of our directors and employees, including the principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions, as well as Valvoline-managed joint venture employees.

The committees of our board of directors have all adopted charters defining their respective purposes and responsibilities. Only independent directors may serve on the Audit, Governance and Nominating and Compensation Committees of the board of directors. The board of directors, and each committee of the board of directors, has the authority to engage independent consultants and advisors.

Registration Rights Agreement

Prior to the completion of this offering, we intend to enter into a registration rights agreement with Ashland pursuant to which we will grant Ashland registration rights with respect to shares of our common stock. Ashland may transfer these rights to any Ashland entity, or, in connection with an equity-for-debt exchange, to a third-party lender or any transferee that acquires at least 5% of the issued and outstanding shares of our common stock and executes an agreement to be bound by the registration rights agreement.

Demand Registration Rights. The registration rights agreement will provide that, after completion of this offering, Ashland and its transferees have the right to require us to use our commercially reasonable efforts to effect an unlimited number of registrations of our common stock; however, we will not be obligated to effect any registration unless it covers shares of our common stock with an aggregate fair market value of at least $75 million.

The registration rights agreement will require us to pay the registration expenses in connection with each demand registration (other than any underwriting discounts and commissions and the fees, disbursements and expenses of the selling shareholder’s counsel and accountants). We will not be required to honor any of these demand registrations if we have effected a registration within the preceding 60 days. In addition, if our general counsel determines, and our board of directors confirms, that in the good faith judgment of our general counsel, filing a registration statement would be significantly disadvantageous to us (because such registration would require disclosure of material information for which we have a bona fide business purpose to preserve as confidential and the disclosure of which would have a material adverse effect on us or we are unable to comply with SEC requirements for effectiveness of such registration), we will be entitled to delay filing such registration statement until the earlier of seven business days after the disadvantageous condition no longer exists and 75 days after we make such determination.

Piggyback Registration Rights. In addition to our obligations with respect to demand registrations, if we propose to register any of our securities, other than a registration (1) on Form S-8 or Form S-4, (2) relating to equity securities in connection with employee benefit plans, or (3) in connection with an acquisition of or an investment in another entity by us, we will give each shareholder party to the registration rights agreement the right to participate in such registration. We will be required to pay the registration expenses in connection with each of these registrations (other than any underwriting discounts and commissions and the fees, disbursements and expenses of the selling shareholder’s counsel and accountants). If the managing underwriters in a piggyback registration advise us that the number of securities offered to the public needs to be reduced, the Company shall include securities in such registration in accordance with the following priorities (1) the securities the Company proposes to sell, (2) up to the number of shares requested to be included in such registration by Ashland, (3) up to the number of shares requested to be included in such registration, pro rata among the selling holders (other than Ashland) and (4) up to the number of any other securities requested to be included in such registration.

Holdback Agreements. If any registration of common stock is in connection with an underwritten public offering, each holder of unregistered common stock party to the registration rights agreement will agree not to effect any public sale or distribution of any common stock during the seven days prior to, and during the 90-day period beginning on, the effective date of such registration statement.

A form of the registration rights agreement is filed as an exhibit to the registration statement of which this prospectus is a part.

Employee Matters Agreement

We intend to enter into an employee matters agreement with Ashland that will address employment, compensation and benefits matters, including the allocation and treatment of assets and liabilities relating to our employees and the compensation and benefit plans and programs in which our employees participate prior to the spin-off, as well as other human resources, employment and employee benefit matters.

Exhibit C

WE INTRODUCED MOTOR OIL
BACK IN 1866. AND WE’VE BEEN
REINVENTING IT EVER SINCE. 1866 1930’s 1960’s 1970’s 1980 1987 1997 2004
J-6541 ©2016 Valvoline ™ Trademark, Valvoline or its subsidiaries, registered in various countries

VALVOLINE INSTANT OIL CHANGE

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Instant Oil Change
Instant Oil Change

QUICK. EASY. TRUSTED.

VALVOLINE
INSTANT OIL CHANGE
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J-6541 ©2016 Valvoline ™Trademark, Valvoline or its subsidiaries, registered in various countries